# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Revolution Medicines, Inc., CIK 0001628171
CUSIP: 76155X100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 700 Saginaw Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,364,972; shared voting power 0; sole dispositive power 9,364,972; shared dispositive power 0; aggregate amount beneficially owned 9,364,972 (5% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,364,972; shared voting power 0; sole dispositive power 9,364,972; shared dispositive power 0; aggregate amount beneficially owned 9,364,972 (5% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,364,972; shared voting power 0; sole dispositive power 9,364,972; shared dispositive power 0; aggregate amount beneficially owned 9,364,972 (5% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,364,972; shared voting power 0; sole dispositive power 9,364,972; shared dispositive power 0; aggregate amount beneficially owned 9,364,972 (5% of the class)

## Item 1. Issuer
Name of issuer: Revolution Medicines, Inc.
Address of issuer's principal executive offices: 700 Saginaw Drive Redwood City, CA, 94063

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock ("Common Stock") of Revolution Medicines, Inc. (the "Issuer") directly held by each of Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds") which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Common Stock that may be acquired upon exercise of prefunded warrants with no expiration date exercisable at any time for Common Stock on a 1-for-1 basis at an exercise price of $0.0001 per share, subject to limitations on exercise described below ("Prefunded Warrants").

The percentage of beneficial ownership for each of the Reporting Persons reported herein and the information set forth below is based on 186,901,268 shares of Common Stock outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Prefunded Warrants are only exercisable to the extent that upon giving effect or immediately prior to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders and/or their affiliates would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock. Due to such Maximum Percentage, the Funds cannot presently exercise any of the Prefunded Warrants.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The Funds beneficially own 9,364,972 shares of Common Stock or 5.0% of the outstanding Common Stock. 667 beneficially owns 0.4% and Life Sciences beneficially owns 4.6% of the outstanding Common Stock.
Sole power to vote or to direct the vote: 667 directly holds 772,886 shares of Common Stock and Life Sciences directly holds 8,592,086 shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 667 directly holds 772,886 shares of Common Stock and Life Sciences directly holds 8,592,086 shares of Common Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 Joint Filing Agreement

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (08/14/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (08/14/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (08/14/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (08/14/2025)